Cookson, Peirce & Co., Inc.
Code of Ethics

Preamble
Cookson, Peirce & Co., Inc., abides by highest standards of ethical conduct in all interactions with clients, vendors, associates and one another. Cookson, Peirce & Co., Inc. strives to foster relationships guided by the principles of mutual openness, integrity, honesty, and trust. It is expected that all employees and associates of the organization will conduct business and personal activities in a manner that upholds these values and, with it, the fiduciary responsibility granted to us by our clients.

Code of Ethics
Cookson, Peirce & Co., Inc. requires all employees and associates to conduct their business and personal activities in a fashion that is not only in compliance with all federal, state, and local regulations, but also in a manner that upholds the values of a fiduciary relationship. Breaches of trust, openness, and honesty will not be tolerated as they stand counter to the level of integrity with which Cookson, Peirce & Co., Inc. strives to conduct its activities. Pursuant to this end, Cookson, Peirce & Co., Inc. has adopted this ethics code to outline the values that guide us in all our interactions. This code will be reviewed annually with all employees and a signed acknowledgement, from each employee stating that they have received, reviewed, and agree to comply with the Code of Ethics.

Section 1 - Conflicts of Interest

As a fiduciary, employees of Cookson, Peirce & Co., Inc. are bound to the duty of representing themselves and our clients in all activities with care, loyalty, honor, and good faith. Achieving this mandate is made possible only by attempting to avoid all conflicts of interest. To enable us in this regard, employees and associates must:

•	Disclose all material facts where a conflict of interest does arise with respect to any client.
•	Not accept inappropriate gifts, favors, entertainment, or any other considerations of material value that could serve to alter a decision making process.

Section 2 - Protection of Nonpublic Information

The trust of our clients cannot be compromised. In this vein, all reasonable safeguards will be used to protect the private and confidential information entrusted to us by our clients, vendors, associates and one another. These safeguards include:

•	The mandatory use of shredding boxes for any and all materials containing personal client information which is being disposed of.
•	Drawers containing confidential information will be locked when the individual safeguarding of the records cannot be ensured.
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The sharing of personal information regarding clients, vendors, associates and one another with any unrelated outside source is strictly forbidden without the prior expressed consent of the individual client or entity.

Section 3 - Personal Securities Trading

Given the sensitive nature of our investment recommendations and the crucial role that the confidentiality of these decisions plays, any proprietary investment information must be systematically disseminated. To protect against abuses of this nature,

•	Prior written approval (“pre-clearance”) is required before any personal transaction can be placed.
•	The implementation of blackout periods to prevent the leveraging of personal trades against investment recommendations has been established.
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Statements for all personal and related family accounts containing reportable securities must be provided on a quarterly basis. Additionally, duplicate confirmations of trading activity must be provided within one month of the trade date. Cookson, Peirce & Co., Inc. strongly encourages all its employees to custody their private accounts at an approved broker/dealer to allow for the automation of this process.

Cookson, Peirce & Co., Inc.
Code of Ethics

Personal accounts managed under a Cookson, Peirce & Co., Inc. investment agreement, are not subject to the Personal Securities Trading Guidelines. All trading activities resulting through the natural course of active management are subject to Portfolio Management Process reviews to ensure consistency in process and an equitable allocation of investment decisions and trading activities.

Section 4 - IPO’s and Private Placements

To protect against the misappropriation of investment opportunity for personal gain,

•	Investments in Initial Public Offerings and Private Placements are not allowed without prior written approval.

Section 5 - Reporting of Violations

Without enforcement, a code of ethics serves little purpose. Fostering an environment and culture within the organization that upholds the highest standards outlined within the code is the greatest deterrent to unethical behavior. However, the potential for abuse continues to exist. Providing a mechanism for internal reporting of abuses is paramount. Additionally, employees must feel free to report abuses of the ethics code without fear of retribution. With this in mind:

•	Anonymous reporting of violations to the Chief Compliance Officer will be a means by which self governance occurs.
•	Any retribution against individuals reporting violations of any section of the ethics code will not be tolerated and would stand counter to the code of ethics itself.

Section 6 - Ethics Training

Ethical conduct is learned behavior. To ensure that each employee appreciates the level of ethical conduct that is expected of them,

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A written copy of the code of ethics will be provided to each individual upon employment and their signature on the document will signify not only their receipt of the code, but also their compliance with it.

•	An annual corporate-wide review of the code of ethics will be conducted with all employees. Their signature on the code will be required, signifying their past and future compliance with the code.

Cookson, Peirce & Co., Inc.
Code of Ethics

Section 7 - Recordkeeping, Review and Enforcement

To ensure compliance with the paradigm of behavior outlined in this document, reasonable methods of recordkeeping, the review of these documents and the results of the analysis, including instances of enforcement, require development.

•	All personal holdings and transaction information will be centralized on an accessible electronic database.
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The quarterly analysis of these records, to ensure compliance, will be undertaken by the Chief Compliance Officer. This review will entail not only checks to ensure compliance with all internal procedures regarding pre-clearance and disclosure, but also a comparison of investment decisions implemented and returns earned by affiliated accounts with those of unaffiliated accounts managed under the same guidelines. Additionally, an analysis of trading cost for affiliated accounts will be undertaken to ensure equitable cost with unaffiliated accounts.

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Written documentation of the reviews, as well as copies of the acknowledged ethics codes, will be kept by the chief compliance officer. Any identified violations of the code of ethics and the results of the investigation, including instances of enforcement, will be maintained in the same fashion.

•	These records will be maintained under the same standards expected of all other books and records.

Section 8 - Insider Trading

The full text of the Insider Trading policy is in the employee handbook which everyone receives at the beginning of their employment with Cookson, Peirce. Any questions can be answered either by referring to that full text or by going to the Chief Compliance Officer. In summary it is generally understood that the law prohibits the following:

•	trading by an insider, while in possession of material nonpublic information, or
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trading by a non-insider, while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider's duty to keep it confidential or was misappropriated, or

•	communicating material nonpublic information to others.